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                              August 21, 2020

       Jeffrey Rutherford
       Chief Financial Officer
       Diebold Nixdorf, Incorporated
       5995 Mayfair Road
       P.O. Box 3077
       North Canton, Ohio 44720-8077

                                                        Re: Diebold Nixdorf,
Incorporated
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 26,
2020
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2020
                                                            Filed July 31, 2020
                                                            File No. 001-04879

       Dear Mr. Rutherford:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended June 30, 2020

       Condensed Consolidated Financial Statements
       Note 20: Segment and Revenue Information, page 31

   1. Your disclosures appear to indicate that segment operating profit is the segment measure of profit or loss used
to assess segment performance; however, we note that you also disclose segment gross
profit. If the CODM uses more than one measure of a segment's profit or loss, the
reported (single) measure shall be the one that management believes is determined in
accordance with the measurement principles most consistent with those used in measuring the
corresponding amount in your consolidated financial statements.
                                                        Refer to ASC
280-10-50-28. Please tell us your consideration of disclosing only one measure of segment
profit or loss.
 Jeffrey Rutherford
Diebold Nixdorf, Incorporated
August 21, 2020
Page 2
2. We note your disclosure of segment selling and administrative expense and segment research, development and engineering expense. Please explain your basis for including these disclosures here and in your MD&A beginning on page 55 and refer to the authoritative guidance that supports your disclosure. We refer you to ASC 280-10-50 and
         Section 104 of the Non-GAAP Compliance and Disclosure Interpretations. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.



FirstName LastNameJeffrey Rutherford                        Sincerely,
Comapany NameDiebold Nixdorf, Incorporated
                                                            Division of
Corporation Finance
August 21, 2020 Page 2                                      Office of
Technology
FirstName LastName